August 22, 2005



Mr. Ketan Panchmatia
Vice President, Finance and Chief Financial Officer
Gentry Resources Ltd.
101 6th Avenue S.W.
Suite 2500
Calgary, Alberta, Canada T2P 3P4


	Re:	Gentry Resources Ltd
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		File No. 0-29878


Dear Mr. Panchmatia:

      We have reviewed your response letter and have the following comment. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2004

General

1. We note that you state on page 3 of your 40-F that you own a
13%
interest in the outstanding common equity of Stratic Energy Corporation, which participates in oil and gas exploration and development activities in, among other places, Syria. In light of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us your past and present contacts with Syria; advise us of their materiality to you; and give us your view as to whether they constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

In note 2 (c) to your consolidated statement of cash flows, you state that during October 2003 you ceased to exert significant influence on your investment in Stratic. In note 4 you state that you are "related to Stratic by virtue of common directors and officers." Please explain to us the basis for your statement that you ceased to exert significant influence on your investment in Stratic during 2003.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ryan Milne at (202) 551-3688, or me at (202) 551-3684, if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne
Mr. Ketan Panchmatia
Gentry Resources Ltd.
August 22, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010